Exhibit 99.3

August 3, 2020

Yang Lirong

Re: Gift of Stock

Dear Rapid Expansion Holdings Limited,

I would like to give a gift of stock to you in recognition that Yang Lirong, my sister, is the sole member of Rapid Expansion Holdings Limited. Accordingly, enclosed herein is a book entry statement in the amount of 4,203,385 shares of ordinary shares in Zhongchao, Inc., a Cayman Islands company (the “Company”) (Nasdaq: ZCMD) that I am gifting to:

Rapid Expansion Holdings Limited

Beneficial owner: Yang Lirong

Identification Number: 362227198008280328

I am giving this gift solely in my capacity as an individual shareholder, and not in my official capacity as Chief Executive Officer or as a Director of the Company. This gift is done solely on my behalf, and not on the behalf of the Company. Please confirm receipt of the enclosed gift by sending a letter to me at this address: Room 218, U-cube Podium Building, No 841, Middle Yan’an Road, Jing’an District, Shanghai, China. I am also happy to assist with any documents required by ZCMD to complete the transfer.

Please contact me with any questions you have regarding this letter or gift.

Sincerely,

/s/ YangWeiguang
YangWeiguang

Appendix A

Weiguang Yang is gifting the following Class A ordinary shares of Zhongchao Inc. to Rapid Expansion Holdings Limited:

Shareholder of Zhongchao, Inc.	The Amount of the Shares
Running Puma Holding Limited (1)	1,047,606
Unique Value Holding Limited (2)	1,036,806
Enchanted Butterfly Holding Limited (3)	2,118,973

More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(1) Running Puma Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands and wholly owned by More Healthy. The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over Running Puma Holdings Limited is Mr. Weiguang Yang.

(2) Unique Value Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands and wholly owned by More Healthy. The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over Unique Value Holdings Limited is Mr. Weiguang Yang.

(3) Enchanted Butterfly Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands and wholly owned by More Healthy. The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over Enchanted Butterfly Holdings Limited is Mr. Weiguang Yang.